FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1S)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Company)
Suite 3100, Three Bentall Centre,
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change

December 5, 2005

Item 3:	Press Release

The Press Release was disseminated on December 6, 2005 to the Toronto Stock Exchange, the American Stock Exchange and the AIM market operated by the London Stock Exchange plc. as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (“Bema” or “the Company”) announced that Chukotka Mining and Geologic Corporation (“CMGC”), (the Russian operating company for the Kupol project which is owned 75% by Bema and 25% by the Government of Chukotka) has signed loan agreements for up to US$425 million of debt financing for the construction of a gold-silver mine at the Kupol project (“the “Kupol Mine”). The loans consist of a project loan (the “Project Loan”) for up to US$400 million and a corporate loan (the “Corporate Loan”) for CMGC of US$25 million.

Item 5:	Full Description of Material Change

Bema announced that CMGC has signed loan agreements for up to US$425 million of financing for the construction of the Kupol Mine. The loans consist of a Project Loan for up to US$400 million and a subordinated Corporate Loan for CMGC of US$25 million.

The Project Loan consists of two tranches. The first tranche is for US$250 million and is fully underwritten by the Mandated Lead Arrangers, Bayerische Hypo- und Vereinsbank AG ("HVB") and Société Générale Corporate & Investment Banking ("SG CIB"). The second tranche of the Project Loan for US$150 million is from a group of multilateral and industry finance institutions, of which the Mandated Lead Arrangers are comprised of Caterpillar Financial SARL (“Caterpillar”), Export Development Canada (“EDC”), International Finance Corporation (“IFC”) and Mitsubishi

Corporation (“Mitsubishi”). Both tranches of the Project Loan will be drawn down on a pro rata basis and will be administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

The US$250 million tranche of the Project Loan will have a six and a half year term from drawdown, and the US$150 million tranche will have a seven and a half year term. Interest accrues annually on both tranches of the Project Loan at: (a) LIBOR plus 2% prior to economic completion of the Kupol Mine; (b) LIBOR plus 2.5% payable between the economic completion date and the date that is two years after economic completion of the Kupol Mine; and (c) LIBOR plus 3% payable at any time after the date that is two years from the economic completion date. The Project Loan is secured against the Kupol Mine and will be guaranteed by Bema until economic completion of the Kupol Mine is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type,

As part of the project equity contribution, CMGC has signed a subordinated Corporate Loan for Kupol with IFC for US$25 million. This facility, which will be guaranteed by Bema until economic completion of the Kupol Mine, will have an eight and a half year term from drawdown. Interest accrues annually on this loan at the rate of LIBOR plus 2%. As part of the loan agreement, and in consideration of the reduced rate of interest payable under this loan, Bema will issue 8.5 million share purchase warrants to IFC, each warrant entitling IFC to purchase one common share of Bema at a price of US$2.94 per share. Proceeds from the exercise of the warrants will be used to repay the loan.

The cost for the construction of the Kupol Mine (not including certain prior equity expenditures) is currently estimated at US$470 million and includes pre-production capital costs, working capital, financing fees and costs (estimated at US$25 million), interest and taxes. The breakdown of funding is as follows: of the US$400 million Project Loan, US$380 million is available to fund construction and US$20 million is set aside for contingencies; of the IFC Corporate Loan, US$19.5 million will be contributed towards construction costs and US$5.5 million will be set aside for interest payments. Bema’s remaining required equity contribution to the project will be approximately US$53 million and the Government of Chukotka will be responsible for contributing approximately US$18 million of equity. Bema’s equity will be funded from a portion of the US$120 million equity financing completed on October 5, 2005.

Drawdown of the Project Loan and IFC Corporate Loan is expected in the first quarter of 2006. The material conditions precedent for drawdown are final construction permits for Kupol (expected in early 2006) and the required equity contributions from Bema and the Government of Chukotka.

HVB has also agreed to provide, at Bema’s option, a US$17.5 million cost overrun facility in addition to the Project Loan and IFC Corporate Loan. In the event that Bema wishes to draw down under this facility, the Company will issue to HVB convertible unsecured notes with a seven year term from drawdown. The holder of the notes has the right prior to maturity or repayment of the note to convert the note into common shares of the Company at a conversion price equal to a 35% premium to Bema’s average share price in the 20 consecutive trading days following the initial drawdown of the Project Loan. The notes will bear interest at the rate of LIBOR plus 2.5% during the period of four years from the date of issuance and thereafter at the rate of LIBOR plus 3%.

Bema has completed a feasibility study for the Kupol project, demonstrating that it is technically feasible and can be developed as a high grade, low cost gold and silver mine with robust project economics. The main construction years at Kupol are expected to be 2006 and 2007. Bema is currently on budget and on schedule to commence production at the Kupol Mine in mid 2008.

Endeavour Financial International Corporation acted as the financial advisor to Bema, and will receive a fee of approximately US$5.5 million, payable in Bema shares, for providing assistance in structuring, sourcing, negotiation and closing of the Project Financing. R. Stuart Angus, a director of Bema, is also a senior executive of Endeavour Financial Corporation, an affiliate of Endeavour Financial International Corporation. This fee is included in the estimated US$25 million of financing fees and costs for the Kupol debt financing.

Item 6:	Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information

Not applicable

Item 8:	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commissions at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V67 1J1
Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer
The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 15th day of December, 2005.